SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                                 Commission File Number 0-15807

                           NOTIFICATION OF LATE FILING

(Check One): X Form 10-K or 10-KSB   __Form 11-K   __Form 20-F   __Form 10-Q
__Form N-SAR
         For Period Ended   December 31, 1999
__Transition Report on Form 10-K               __Transition Report on Form 10-Q
__Transition Report on Form 20-F               __Transition Report on Form N-SAR
__Transition Report on Form 11-K
     For the Transition Period Ended_______________________________________.

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION
Full name of registrant:   Health & Leisure, Inc.
Former name if applicable:______________________________________________________
Address of principal executive office (Street and number): 203 East Broad Street City, state and zip code: Columbus, Ohio 43215

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-F, 11-K or Form N-SAR or portion thereof will be filed
X         on or before the 15th calendar day following the  prescribed due date;
          or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Health & Leisure, Inc. (the "Company") is not able to file its Annual Report on Form 10-KSB for the year ended December 31, 1999 on or prior to March 30, 2000 without unreasonable effort or expense because the audit of its financial statements has not been completed within the time period prescribed for filing. .

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

    Robert M. Feldman                               (614) 228-2225
_______________________________________________________________________________
         (Name)                                (Area code)(Telephone Number)

     (2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify the report.                                           X Yes  __No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              __ Yes  X No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Health & Leisure, Inc.
________________________________________________________________________________
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2000                      By: /s/Robert M. Feldman
                                          _____________________________________
                                                Robert M. Feldman

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amndements thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                          JONES, JENSEN & COMPANY, LLC
                        50 South Main Street, Suite 1450
                           Salt Lake City, Utah 84144
                            Telephone: (801) 328-4408
                            Facsimile: (801) 328-4461



March 27, 2000

Bob Rupp, Esq.
Attorney-at-Law
Baker & Hostetler LLP
65 East State Street
Capital Square Bldg. Ste 2100
Columbus, OH 43215

Dear Bob,

     We are currently working on the audit of Health & Leisure, Inc. and Subsidiaries as of December 31, 1999 and are in the final stages of completing the audit. However, we are still trying to obtain supporting documentation on certain accounts and are unable to issue the audit at this time. We expect to receive the necessary documentation in the next few days, enabling us to issue the audited financial statements at that time.

     Because Health & Leisure, Inc. and Subsidiaries is required to file a form 10-KSB with the SEC by the end of March 2000, we are requesting that you file the necessary forms to extend the final due date for an additional 14 days. That will give us enough time to finalize the audit. Please call us if there are any problems in getting the extension. We appreciate your attention to this matter.

Sincerely,


/s/ Jones, Jensen & Company
Jones, Jensen & Company